News Release

Alexco Receives Balance of Assays from Onek Zinc-Silver Deposit Drill Program;
Mineralization Extended

February 2, 2011 -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce results from 2010 follow-up core drilling at the Onek historical mine area, Keno Hill Silver District in Canada’s Yukon Territory. Follow-up exploration drilling southwest of the historical Onek underground and open pit mine has extended the zone of significant indium-bearing zinc-silver and silver-zinc mineralization an additional 100 meters along strike, bringing the total strike length of mineralization to a minimum of 500 meters. The zone extends down dip a minimum of 220 meters and remains open both down dip and along strike to the southwest. As reported earlier this year (see news release dated November 1, 2010 entitled “Alexco Receives Balance of Assays from Onek Zinc - Silver Deposit; Indium Association Confirmed”), the Onek deposit is emerging as a distinctly zoned body, with high silver grades in the upper portion of the deposit and zinc-indium rich mineralization at depth. A resource estimate for the Onek deposit is currently being prepared.

Highlights

Complete assay results have been received for the final 4 holes drilled southwest of the historical Onek mine, located in the eastern part of the Keno Hill Silver District. Results include the following:

DDH K10-309 cut an interval grading: 1,080 grams per tonne silver (31.5 ounces per ton), 0.346 grams per tonne gold, 0.6% lead, 24.8% zinc and 204 parts per million indium over 1.25 meters from 105.62 to 106.87 meters.

DDH K10-308 cut an interval grading: 1,100 grams per tonne silver (32.1 ounces per ton), 0.620 grams per tonne gold, 18.8% lead, 6.3% zinc and 23 parts per million indium over 1.06 meters from 118.94 to 120.00 meters.

DDH K10-306 cut an interval grading: 296 grams per tonne silver (8.6 ounces per ton), 0.560 grams per tonne gold, 2.0% lead, 35.6% zinc and 453 parts per million indium over 5.46 meters from 92.75 to 98.21 meters.

DDH K10-311 cut an interval grading: 233 grams per tonne silver (6.8 ounces per ton), 0.520 grams per tonne gold, 3.2% lead, 13.2% zinc and 138 parts per million indium over 0.33 meters from 156.88 to 157.21 meters in a broader zone grading 42.9 grams per tonne silver (1.3 ounces per ton), 0.188 grams per tonne gold, 0.4% lead, 5.4% zinc and 60 parts per million indium over 4.59 meters from 152.89 to 157.21 meters

These additional drill results continue to confirm the presence of high-grade zinc-silver-lead and local gold and indium mineralization in the area of the historical Onek mine, as reported in the news release of October 6, 2010 entitled “Alexco Intersects 10.4 Meters of 44.3 Ounces per Ton Silver, Expands Onek Zinc-Silver Deposit at Keno Hill”. Mineralization at Onek is strongly zoned, with higher silver-to-zinc ratios prevalent in the upper portion of the deposit and predominately zinc-rich material, including indium, down dip. The successful 2010 drill program at Onek was designed to test the upper, more silver-rich mineralization as defined in the historical resource by the property’s former owner, United Keno Hill Mines Limited (“UKHM”), and to better delineate the transition from silver rich to zinc dominant material.

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Alexco Resource Corp.	F. 604 633 4887
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Onek Drilling, Production and Historical Resource

Drilling at Onek by Alexco now covers a strike length in excess of 500 meters along the Onek mineralized structural zone, located adjacent to the historical Onek mine where reported past production totaled 93,000 tons averaging 13.77 ounces per ton silver, 5.54% lead and 3.43% zinc. An historical resource estimate for the area encompassing the existing underground workings was calculated by the staff of UKHM in approximately 1997. This historical resource estimate, including proven, probable and inferred mineralization, totals 85,734 tons grading 12.63 ounces per ton silver, 4.71% lead, 16.41% zinc and 0.01 ounces per ton gold. Although believed by Alexco management to be relevant and reliable, this historical resource estimate pre-dates National Instrument 43-101 (“NI 43-101”) and is not compliant with NI 43-101 resource categories. Alexco plans to complete an interim NI 43-101 compliant resource estimate for Onek, primarily to rank the deposit as part of an ongoing district-wide strategic development plan. The importance of the Onek deposit is enhanced by its proximity to the newly constructed Bellekeno mill, ease of underground access, and the identification of newly defined areas of the deposit with significant silver credits. Additionally, the extents of the deposit remain open.

Other Miscellaneous 2010 Drilling Results

NE Onek/Keno Hill Drilling

Five step-out holes were drilled in late 2010 on Keno Hill, exploring for possible extensions of the Onek mineralized structural zone. The holes were located between 300 and 800 meters northeast of the historical Onek mine, and approximately 600 meters from the center of the currently identified Onek deposit. Three of the five holes encountered anomalous silver grades ranging between 1.1 and 2.3 ounces per ton silver over drill widths of up to 2.13 meters. This area is currently being evaluated for possible follow-up drilling in 2011.

Preliminary McQuesten Valley Drilling

A reverse circulation drill program covering three areas within the McQuesten Valley was completed in October. The primary goals of the program were to determine depth to bedrock and obtain stratigraphic information to assist in geologic modeling. Thirty-four holes were drilled with depths ranging from 3.05 to 114.30 meters. Approximately 45% of the holes reached bedrock with one (KR10-005) intersecting 1.52 meters grading 1.2 ounces per ton silver hosted in schist and quartzite. Evaluation of the results is in progress.

Notes

True widths have not yet been determined for the above reported drill intercepts.

The 2010 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Senior Geologist with Alexco and a Qualified Person as defined by NI 43-101. A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. Drill core samples were shipped to ALS Minerals Labs at Whitehorse, Yukon Territory for preparation, with fire assay and multi-element ICP analyses done at ALS Minerals facility in North Vancouver, British Columbia. The scientific and technical information about Alexco’s mineral projects contained in this news release has also been reviewed and verified by Mr. Dodd.

An updated composite table listing the Onek and NE Onek 2010 drill holes is available for review, along with drill hole location maps, on the Company website at www.alexcoresource.com.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco’s business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of remediation and reclamation activities; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore bodies, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.